October 9, 2009

Via Edgar and Facsimile

Mr. Gary R. Todd

Reviewing Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 0610

Washington, DC 20549

Re:	ACL Semiconductors Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 14, 2009 File No. 000-50140

Dear Mr. Todd:

On behalf of our client, ACL Semiconductors Inc. (the “Company”), and in connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced report as set forth in your letter, dated September 22, 2009 (the “Comment Letter”), and our letter to the Commission, dated September 25, 2009, we wish to update the Commission that the Company is still working with its auditors in addressing the Comment Letter and expects to submit its response by the end of business on October 30, 2009.

Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ John Watkins

John Watkins
cc:	Jeanne Bennett
Mr. Kenneth Chan
Mr. Alan Yang